Ratio of earnings to fixed charges

Ratio of earnings to fixed charges - Bank

in	6M10	2009	2008		2007	2006	2005	[1]

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	4,293	7,357	(15,839)		12,165	12,820	6,227

Income from equity method investments	(88)	(31)	98		(200)	(114)	(271)

Pre-tax earnings/(loss) from continuing operations	4,205	7,326	(15,741)		11,965	12,706	5,956

Fixed charges:
Interest expense	10,615	18,153	39,189		53,994	43,421	28,818

Interest portion of rentals [2]	281	557	543		551	551	520

Preferred dividend requirements	67	131	60		0	0	0

Total fixed charges	10,963	18,841	39,792		54,545	43,972	29,338

Pre-tax earnings before fixed charges	15,168	26,167	24,051		66,510	56,678	35,294

Noncontrolling interests	213	(697)	(3,379)		5,013	3,620	2,064

Earnings before fixed charges and provision for income taxes	14,955	26,864	27,430		61,497	53,058	33,230

Ratio of earnings to fixed charges	1.36	1.43	0.69	[3]	1.13	1.21	1.13

1 Based on the combined statements of operations of Credit Suisse, which represent the combined statements of operations of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse). 2 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 3 The coverage deficiency was CHF 12,362 million for the year ended December 31, 2008.